*AB 3/18

"PUBLIC"

[redacted]

14045181

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC Mail Processing Section
FEB 28 2014
Washington DC
404

SEC FILE NUMBER
[redacted] 8-48204

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2013 (MM/DD/YY) AND ENDING 12/31/2013 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: WESTPORT FINANCIAL SERVICES, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

WILLIS NORTH AMERICA, 101 MERRITT 7 CORPORATE PARK, 5TH FLOOR
(No. and Street)

NORWALK (City) CONNECTICUT (State) 06851 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
JEANNE RENE HELLER (203) 523-5690
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

PRAGER METIS CPAs, LLC
(Name – *if individual, state last, first, middle name*)

675 3rd AVENUE (Address) NEW YORK (City) NY (State) 10017 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

CD 3/21/14

OATH OR AFFIRMATION

I, JEANNE RENE HELLER, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of WESTPORT FINANCIAL SERVICES, LLC, as of DECEMBER 31, 2013, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

NONE

Jeanne R Heller
Signature

President
Title

Lori Dufour
Notary Public

LORI A. DUFOUR
NOTARY PUBLIC OF CONNECTICUT
My Commission Expires 11/30/2018

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Westport Financial Services, LLC
(A Wholly Owned Subsidiary of Willis North America Inc.)

Statement of Financial Condition

As of December 31, 2013

Westport Financial Services, LLC

Contents

PragerMetis

Independent Auditor's Report

To the Board of Directors of
Westport Financial Services, LLC

Prager Metis CPAs, LLC

675 THIRD AVENUE
3RD FLOOR
NEW YORK, NY 10017

T 212.972.7555
F 212.370.1532

www.pragermetis.com

We have audited the accompanying statement of financial condition of Westport Financial Services, LLC (the Company) as of December 31, 2013, that is filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934, and the related notes to the financial statements.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of the statement of financial condition in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of the statement of financial condition that is free from material misstatement, whether due to fraud or error.

Auditor's Responsibility

Our responsibility is to express an opinion on the statement of financial condition based on our audit. We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the statement of financial condition. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the statement of financial condition, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity's preparation and fair presentation of the statement of financial condition in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the statement of financial condition.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of Westport Financial Services, LLC as of December 31, 2013 in accordance with accounting principles generally accepted in the United States of America.

Prager Metis CPAs, LLC

Prager Metis CPAs, LLC
New York, New York
February 27, 2014

Westport Financial Services, LLC

Statement of Financial Condition
December 31, 2013

ASSETS	
Cash	$1,250,989
Receivable from Parent	96,663
Prepaid expenses	22,286
TOTAL ASSETS	**$1,369,938**
LIABILITIES AND MEMBERS' EQUITY	
LIABILITIES	
Commissions payable	$ 6,039
Accrued expenses	11,425
Deferred compensation liability	31,246
TOTAL LIABILITIES	48,710
MEMBERS' EQUITY	1,321,228
TOTAL LIABILITIES AND MEMBERS' EQUITY	**$1,369,938**

The accompanying notes are an integral part of these financial statements.

1. Organization

Westport Financial Services, LLC (the "Company") is wholly owned by Westport HRH, LLC, which is owned by Willis North America Inc. (together the "Parent"). The Company is a limited liability company formed under the Delaware Limited Liability Company Act. The Company is a broker-dealer registered with the Securities and Exchange Commission pursuant to the Securities and Exchange Act of 1934, is a member of the Financial Industry Regulatory Authority, Inc. (FINRA), and is licensed to provide for the sale of variable annuities, individual variable life, variable corporate-owned life insurance, variable bank-owned life insurance, and mutual funds.

2. Significant Accounting Policies

Basis of Presentation

The financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America ("GAAP").

The statement of financial condition represents the operating assets and liabilities of the Company. The Parent provides the Company with management, accounting, and recordkeeping services, and allocates a relevant portion of these costs to the Company. Therefore, the Company's accompanying financial statements may not be representative of the conditions that would have existed or the results of operations if the Company had been operated as an unaffiliated entity.

Cash

The Company maintains its cash balance in a bank account with one financial institution. At various times throughout the year, the Company maintained cash balances in excess of Federal Deposit Insurance Corporation insured limits. The Company has not experienced any losses on such accounts. The amount at December 31, 2013 in excess of this limit was $1,000,989.

Income Taxes
The Company is a single member LLC that has not elected to be treated as a corporation and accordingly is not subject to United States federal income tax at the entity level, but is subject to limited state income taxes. The Company's owner, the Parent, is required to take into account each item of the Company's income, gain, loss, deduction, and credit for the taxable year. The policy of the Parent is to allocate its consolidated tax provision or benefit, if any, to the members of the consolidated group based upon their respective contributions to the consolidated taxable income for financial reporting purposes. The Company's share of Parent's consolidated income taxes is distributed to the Parent through the Parent company's related party account.

Use of Estimates
The preparation of financial statements in accordance with United States generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements. Actual results could differ from those estimates.

Fair Value of Financial Instruments
At December 31, 2013, the Company had financial instruments including cash, prepaid expenses, and payables. The carrying value of these financial instruments approximated their estimated fair values because of the short maturity of these instruments.

3. Related-Party Transactions

Allocated expenses
The Parent provides the Company with management, accounting, and recordkeeping services and allocates these costs to the Company. At December 31, 2013, the Company recorded a receivable of $96,663 from the Parent for allocated management and accounting services paid in advance. Income taxes are paid directly by the Parent and are allocated to the Company (see Note 2). In January 2014, the Company owes the Parent $122,475 for federal and state income taxes. These taxes were paid on January 22, 2014 and the distribution was recorded in 2014 when the taxes were paid. During 2013, the Company paid the Parent $255,310 for federal and state income taxes, recorded as a capital distribution in these statements.

Deferred Compensation Plan
The Company maintains a deferred compensation plan (the "Plan") for the benefit of employees. The Plan is funded at the discretion of employees, as defined in the Plan. Effective January 1, 2013, the Parent transferred to the Company a deferred compensation liability representing amounts previously due to an employee under the Plan. As of December 31, 2013 the liability was $31,246. The offsetting assets are recorded as a receivable due from the Parent.

4. Net Capital Requirement

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule 15c3-1 and is required to maintain a minimum amount of regulatory net capital as defined under such provisions. At December 31, 2013, the Company had net capital of $1,202,279 which was $1,197,279 in excess of its minimum net capital requirement of $5,000.

5. Exemption from Rule 15c 3-3

The Company is exempt from Rule 15c 3-3 of the Securities and Exchange Commission under paragraph (k) (1) of that rule. The Company does not handle any customer cash or securities.

6. Recent Regulatory Developments

In July 2013, The Securities and Exchange Commission ("SEC"), under the Securities Act of 1934 ("Exchange Act"), issued Final Rule 34-70073 *Broker-Dealer Reports* which amends certain broker-dealer annual reporting, audit and notification requirements. The amendment includes a requirement that broker-dealer audits be conducted in accordance with standards of the Public Company Accounting Oversight Board ("PCAOB"). The rule is effective June 1, 2014.

In July 2013, the SEC also issued under the Exchange Act Final Rule 34-70072 *Financial Responsibility Rules for Broker-Dealers* which amend the net capital, customer protection books and records and notification rules. The amendments also update certain financial responsibility requirements and make certain technical amendments. The rule is effective October 21, 2013.

The adoption of the above rules did not, nor is expected to, have a material impact on the Company's financial statements.